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                             December 16, 2020

       Jack Leeney
       Chief Executive Officer
       7GC & Co. Holdings Inc.
       388 Market Street, Suite 1300
       San Francisco, CA 94111

                                                        Re: 7GC & Co. Holdings
Inc.
                                                            Pre-effective
Amendment 1 to Registration Statement on Form S-1
                                                            Filed December 15,
2020
                                                            File No. 333-251162

       Dear Mr. Leeney:

              We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-1 filed December 15, 2020

       Exhibit 5.1
       Legality Opinion, page 1

   1.                                                   The legality opinion
must be dated. Please revise.
               You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John
       Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
       (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202)551-3641 with any other questions.
 Jack Leeney
7GC & Co. Holdings Inc.
December 16, 2020
Page 2
                                       Sincerely,
FirstName LastNameJack Leeney
                                       Division of Corporation Finance
Comapany Name7GC & Co. Holdings Inc.
                                       Office of Manufacturing
December 16, 2020 Page 2
cc:       Douglas S. Ellenoff, Esq.
FirstName LastName